Mail Stop 3561

May 23, 2008

Robert E. Swanson
Chief Executive Officer
Ridgewood Electric Power Trust I
Ridgewood Electric Power Trust II
1314 King Street
Wilmington, DE 19801

      RE: **Ridgewood Electric Power Trust I**
              Form 10-K for the year ended December 31, 2004 filed July 18, 2005
              File No. 0-24240

              Ridgewood Electric Power Trust II
              Form 10-K for the year ended December 31, 2004 filed July 18, 2005
              File No. 0-21304

Dear Mr. Swanson:

      We have completed our review of the above referenced filings and have no further comments at this time.

                        Sincerely,

                        Michael Moran
                        Branch Chief